Filed by Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

The following communication was made available to Weyerhaeuser employees on November 25, 2015:

INTEGRATION PLAN

Integration team selected, process determined — what to expect in the weeks ahead

It’s been a couple of weeks since we made two announcements that will significantly transform our company – the merger with Plum Creek and the strategic alternatives review of our Cellulose Fibers business. These are big changes, and I know many of you have lots of questions about what to expect in the weeks and months ahead.

For our CF employees, we’ve set up a website where we’ve been collecting questions and providing answers. We are committed to being as open as possible, but at this point in the process we are limited in what we can say. Most questions people have will be better answered once we know the outcome of the review.

For the merger with Plum Creek, we’ve been working diligently to establish an effective integration plan. We are now ready to share more about the outcomes we expect to achieve, the process we will follow, the people who will be involved, and the timeline we’re working toward.

INTEGRATION OBJECTIVES

1.	Finalize our vision for the new Weyerhaeuser. Combining our two companies is a significant change and we need to make sure our vision accurately reflects what we want our new company to be focused on. Since Weyerhaeuser and Plum Creek are already a great strategic fit and culturally aligned, expect small tweaks to our existing Weyerhaeuser vision, not step changes.

2.	Choose the right structure and cost for each business and function. To capture immediate value from the transaction, we’ve committed to achieve cost synergies of $100 million in the first year after closing. To accomplish that target and make sure our company is best positioned for long-term success, we will work together to identify the right way forward. This means for each business and function, we may choose a structure that follows the Weyerhaeuser way, or the Plum Creek way, or another better way. We will be objective in our evaluation to ensure we choose the right structure and cost that will help us achieve both our vision and our synergy target. As is the case today, the needs of our businesses will continue to drive the level of functional services we require.

3.	Choose the right people to achieve the vision. Once we determine the right structure for each business and function, we will pick the right people to fill those roles. We will follow a disciplined, open-minded process for evaluating talent from both companies.

4.	Achieve a seamless and successful Day One. A lot of work needs to be done to successfully integrate our two companies. Some areas are more critical than others to achieve by Day One. We will identify and focus on the absolute essentials – things like financial reporting, email, payroll, and systems access — to ensure we all have a positive experience on the first day when our two companies become one.

INTEGRATION APPROACH

We have established an integration team to lead us through this process. Here’s how it will work:

•	The SMT for the combined company will be the steering committee for the integration team and ultimately accountable for making decisions.

•	The integration team will be led by John Enlow, vice president, Real Estate and Southern Timberlands. While John is focused on this integration assignment, day-to-day operations for Southern Timberlands will be led by Travis Keatley, STL Operation Director.

•	John will have direct support from Denise Merle (corporate function oversight), Gregg Brown (synergy tracking), Xan McCallum (communications), and Scott Whitaker (outside integration expertise).

•	The integration team will include one leader from Weyerhaeuser and one leader from Plum Creek for each business and functional group. They are:

¡	Timberlands: Bill Frings (WY) & Paul Davis (PCL)

¡	Real Estate, Energy & Natural Resources: Joel Sickert (WY) & Paul Hossain (PCL)

¡	Wood Products: Hal Harpold (WY) & Jon Rashleigh (PCL)

¡	Finance: Jeanne Hillman (WY) & Karl Watt (PCL)

¡	IT: Karen Martelli (WY) & Mark Miller (PCL)

¡	HR: Sharon Dusek (WY) & Kayleen Kohler (PCL)

¡	Corporate Affairs: Xan McCallum (WY) & Kat Sims (PCL)

¡	Law: Jim Johnston (WY) & Rosemary Daszkiewicz (PCL)

•	These leaders will work together with the SMT member accountable for their area to achieve a seamless Day One and to determine the right post-closing structure and cost for that business or function. They may also form sub-teams with representatives from both companies to help complete the work.

•	Recommendations for each business and function will be approved by the accountable SMT and John Enlow, and will then be brought forward to the entire SMT for review, discussion and final approval.

•	Once the post-closing structures have been determined, each SMT member will follow a disciplined process for choosing the right people to fill roles in his or her post-closing organization. These decisions will require approval by the entire SMT. The integration team will not be directly involved in making people decisions.

TIMING

As we said in the news release, we expect the transaction to close in late first quarter or early second quarter of 2016. However, it’s possible it could close sooner than that, so we will be working aggressively to be ready for that possibility.

WHAT TO EXPECT IN THE WEEKS AHEAD

A successful integration is critical for our long-term success as a combined company. This is work that we absolutely must get right, and I’m confident that the team we’ve chosen is up to the task.

But this integration work is just a small part of what we are focused on day-to-day at Weyerhaeuser. We have a business to run, and each of you plays an important role in making sure we continue to safely achieve our operational excellence targets, serve our customers, and meet all the critical commitments we’ve made.

Important reminder: We also need to remember that until the transaction closes, we are still separate companies. While integration planning work will be underway, the actual integration will not occur until after the transaction closes. Any interaction you have with Plum Creek employees as part of your role should be treated no differently than with any other competitor. Conversations with Plum Creek employees outside the normal course of business must be cleared by our Legal department. If you have questions or concerns related to the integration, please email them here or funnel them through the appropriate integration leader listed above.

Thank you for your support for this important process. We are committed to providing updates when there is new information to share. Most of all, the entire SMT and I are truly excited about this transaction and committed to working together to lay a strong foundation for Weyerhaeuser to become the world’s premier timber, land and forest products company.

Have a great Thanksgiving

Doyle

REQUIRED LEGAL LANGUAGE

We are required to include the following legal language on all company communication related to this transaction.

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek will mail the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials Weyerhaeuser and Plum Creek intend to file with the SEC.